Exhibit 99.21

VERSES

Darin Bunker Joins VERSES as Director of Engineering

Software Engineering Executive brings experience in technology development programs to help drive innovation, trust and transformation

VANCOUVER, British Columbia, June 22, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, welcomes Darin Bunker as its new Director of Engineering. Bunker will be responsible for accelerating the development of VERSES' network operating system, KOSM, and expanding the adoption of an Agile approach to software development.

“We are delighted to have Darin join VERSES,” said Gabriel René, Founder and CEO of VERSES. “He has a proven track record of leading successful global product development and a history of enterprise software engineering.”

Jason Fox, CTO of VERSES, commented, “We're thrilled to have Darin join our team. His wealth of experience and expertise will be instrumental in driving the rapid development of KOSM and scaling our organization to the next level with Agile practices and principles as a cornerstone.”

Mr. Bunker's background includes more than 20 years of experience leading software engineering teams and building widely adopted consumer and enterprise products. He joins VERSES from Elementum, where he served as Head of Software Engineering and was instrumental in building a global team of developers utilizing transformational Agile development methodologies which yielded break-through software products to market. Among the leadership positions Bunker has held during his multi-decade career are VP of Engineering at ReliaQuest and Director of Engineering at Domo.

“Strong product development leadership like Darin is key to expanding our AI technology and solutions into new verticals and regions,” adds Fox.

“VERSES aims to deliver software that fundamentally improves how we interact with information. I'm extremely excited to be part of something that drives impactful and lasting transformation,” said Bunker.

About VERSES
VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

On Behalf of the Company
Gabriel René, Co-Founder & CE, VERSES Technologies Inc.,
press@verses.ai

Media and Investor Relations Inquiries
Leo Karabela, President, Focus Communications
info@fcir.ca
416-543-3120

Forward-Looking Statements Cautionary Note

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include without limitation, statements that Verses is expected to deliver technology that aims to fundamentally change and improve how we live and run the world. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that Verses will deliver

technology that aims to fundamentally change and improve how we live and run the world.

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, that Verses will not deliver technology that aims to fundamentally change and improve how we live and run the world. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.